Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations (the “MD&A”) should be read together with the unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.2 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on March 19, 2025. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended June 30, 2024 as filed with the SEC on October 30, 2024 (the “Annual Report”).

In this section, unless otherwise indicated or the context otherwise requires, the terms “we,” “our,” “us,” “Critical Metals,” the “Company,” and “its” refer to Critical Metals Corp. and its consolidated subsidiaries. All dollar amounts are expressed in thousands of United States dollars (“$”), unless otherwise indicated.

Certain of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to plans and strategy for the Company’s business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section “Risk Factors” of our Annual Report on Form 20-F for the year ended June 30, 2024 and the other documents filed, or to be filed, the U.S. Securities and Exchange Commission, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from the Company’ forward-looking statements.

Operating and Financial Review and Prospects

Overview of Business

We are a mining development company focused on critical metals and minerals and producing strategic products essential to electrification and next-generation technologies as well as defense application for Europe and its Western world partners. Our main efforts are focused on the development of the Tanbreez Project which is located in southern Greenland, as well as Wolfsberg Project located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna. In addition, we hold a 20% interest in the Weinebene and Eastern Alps Lithium Projects.

Our Business Strategy

Our primary strategy is to acquire, explore and develop unique and permitted critical metals mining assets that we expect will benefit from robust regulatory tailwinds in both Europe and North America and long-term secular trends for next generation technology in environmental, commercial and government applications. Our foundational assets are the Tanbreez rare earths deposit in Greenland and Wolfsberg lithium assets in Austria. We expect to focus our efforts on rare earths and critical metals and minerals to produce strategic products essential for a transition to sustainable low carbon emission technologies for Europe and its western world partners, as well as developing a low cost, highly sustainable source of lithium hydroxide manufactured from spodumene concentrate, providing European battery and EV manufacturers improved continuity of supply, reducing their dependence on the battery supply from Chinese manufacturers, while also helping them meet their environmental commitments. In addition to the development of the Wolfsberg Project, we believe this approach will allow us to become one of the most sustainable, cost-effective and strategic minerals suppliers in the world, and further help potential customers achieve their important environmental, social and governance goals required by shareholders and regulatory agencies.

As part of our business strategy, we intend to seek to acquire assets and operations that are strategic and complementary to our existing operations. This may include acquisitions or investments in complementary companies, assets, mines, products or technologies, including in other rare earth elements and minerals. We may have opportunities to make acquisitions from third parties jointly with European Lithium Limited (“EUR”), and in some cases, we may acquire assets or other operations directly from EUR or its affiliates. EUR has no obligation to sell any additional assets to us or to accept any offer that we may make for any additional assets, and we may decide not to acquire such additional assets even if EUR or an affiliate offers them to us.

We have in the past evaluated and pursued, and intend in the future to evaluate and pursue, rare earth-related assets and other critical metals assets that have characteristics and opportunities similar to our existing business lines and enable us to leverage our asset base, knowledge base and skill sets. Such acquisition efforts may involve participation by us in processes that have been made public and involve a number of potential buyers, commonly referred to as “auction” processes, as well as situations in which we believe we are the only party or one of a limited number of potential buyers in negotiations with the potential seller. These acquisition efforts often involve assets which, if acquired, could have a material effect on our financial condition and results of operations. We typically do not announce a transaction until after we have executed a definitive acquisition agreement. Discussions and negotiations regarding a potential acquisition can advance or terminate in a short period of time. Moreover, the closing of any transaction for which we have entered into a definitive acquisition agreement will be subject to customary and other closing conditions, which may not ultimately be satisfied or waived. Accordingly, we can give no assurance that our current or future acquisition efforts will be successful. Although we expect the acquisitions we make to be accretive in the long term, we can provide no assurance that our expectations will ultimately be realized.

Recent Developments and Review of Operations

Tanbreez Project Investment

On June 5, 2024, we entered into the Heads of Agreement with Rimbal Pty Ltd (“Rimbal”), pursuant to which we would acquire an interest in the Tanbreez Project. On June 18, 2024, pursuant to the Heads of Agreement, we acquired a 5.55% interest in Tanbreez in exchange for the payment of $5 million in cash to Rimbal. On July 23, 2024, pursuant to the Heads of Agreement, we acquired the Stage 1 Interest in Tanbreez in exchange for the issuance by us to Rimbal of approximately 8.4 million ordinary shares, bringing our total equity ownership in Tanbreez to 42%. The ordinary shares were issued to Rimbal in a private placement exempt from the registration requirements of the Securities Act, in reliance on the exemptions set forth in Section 4(a)(2) of the Securities Act.

Pursuant to the Heads of Agreement, if we invest $10 million in exploration expense in Tanbreez within two years from the date of the Heads of Agreement, we will have the option to acquire the Stage 2 Interest by issuing additional ordinary shares to Rimbal with a value equal to $116 million at such time. The closing of the Stage 2 Interest is subject to other customary closing conditions, including additional governmental approvals by the Greenland government. There is no guarantee that the acquisition of the Stage 2 Interest will occur.

On 4 September 2024, we announced the commencement of a confirmation and resource extension diamond drilling program at the Tanbreez Project. The drilling program consisted of 16 holes with a total cumulative length of up to 2,200 m. This confirmatory drill program was designed to optimise the resource for future production capacity and to extend the mine life of the Tanbreez Project.

The program was conducted by the experienced Greenland drilling contractor, 60 North Greenland, and was supervised by a team of internationally acclaimed rare earths experts including Mr. Gregory Barnes, the founder of the Tanbreez Project, Mr. Hans Kristian Schønwandt, a former Deputy Minister of Mines for Greenland, and Mr. Ole Christiansen. These industry experts bring together an extensive knowledge of the Tanbreez deposit and over 40 years of experience in the development of mining projects from greenfield stage to production.

The samples from the first hole have now been received from the laboratory.

On 13 March 2025, we announced the maiden mineral resource estimate (MRE) in accordance with Regulation SK-1300 report for the Tanbreez Project.

The Tanbreez mineralization is a highly fractionated Zr-Nb-Ta- REE, including HREE, deposit in the southern part of the Ilimaussaq intrusive complex in South Greenland. The Ilimaussaq intrusion is possibly the most differentiated deposit known globally to date, covering a potential area of 18 km long and 8 km wide, and of significant depth, that covers a portion of the Tanbreez tenement.

The commodities are hosted in the mineral eudialyte being concentrated in the kakortokite rock layer at the floor of the exposed intrusion. The kakortokite sequence outcrops over an area of 5.0 km by 2.5 km and has a total thickness of 270 m.

The assays from the first drill hole confirm a significant 40 m wide intersection of high-grade rare-earth oxide averaging 4,722.51 ppm TREO (including 26.96% averaged heavy rare earth” HREO”), 1.82% ZrO2 “zircon oxide”, 130.92 ppm Ta2O “tantalum pentoxide”, 1852.22 ppm Nb2O5 “niobium pentoxide”, 393.68 ppm HfO2 “hafnium oxide” and 101.67 ppm Ga2O3 “gallium oxide” (See Appendix 1 Sample and assay sheet and Appendix 2 Drill hole collars).

Initial results from drilling program demonstrated significant upside potential for a globally significant rare earth asset in Southern Greenland. Based on initial results obtained from Critical Metals Corp’s recent drilling program, four high-grade zones have now been identified. These zones are expected to play a significant role in the Company’s strategy for optimising its mining operations and increasing throughput (the Tanbreez Project is currently licensed for 500,000 metric tons per year). The identification of these zones is a key milestone in the ongoing development of the project.

High Grade Zones

●	Unit Zero – This unit is up to 5 meters thick and is located approximately 50 metres behind the proposed plant location. This unit represents a potential target for future exploration.

●	Base of the Kakortokite – At this zone there is a metasomatic replacement by eudialyte of the underlying unit. The unit possesses a high-grade rare earth element material, which is located approximately 40 meters below the surface.

●	EALS – This horizon is entirely separate from the Kakortokite and occurs within the overlying naujaite. In some areas, the unit is high-grade and can be traced for approximately 3 kilometres, with a thickness of up to 80 meters. This year, the company conducted surface diamond drilling and extensive sampling across the unit. Notably, the percentage of heavy rare earths within the rare earth fraction ranged up to 40.8%.

●	Area G – This area, identified this year, spans over 1 km² and contains extensive late-stage pegmatites and pegmatite scree. The area also holds high-grade ore in a zone that will adjoin the proposed road to the tailings area. There was a high concentration of Gallium discovered in this zone, with values reaching up to 147 ppm Ga2O3.

Discovery of Gallium

The discovery of a significant amount of Gallium at Area G, further demonstrates the Tanbreez Project’s immense value. Gallium is a critical metal that is primarily produced as a by-product of bauxite mining, with additional sources from zinc smelters. Currently, approximately 98% of the world’s gallium production is sourced from China, where it is primarily a by-product of bauxite mining. Certain South American bauxite deposits contain up to 80 ppm of Ga2O3.

The growing gallium market, currently worth billions of dollars per year and expanding at an annual rate of approximately 20%, presents a valuable opportunity for the Company. Critical Metals Corp plans to investigate the mineralogy of the gallium in this zone and assess its potential as a viable by-product.

Exploitation License Extension

On 15 October 2024, we announced that the Greenland Government has granted an extension to certain deadlines under the Exploitation license of the Tanbreez Project (License No. 2020-54) to 2028. Under the new amendment, Tanbreez Mining Greenland A/S is required to submit its exploitation and closure plans by the end of 2025, provide financial security and a company guarantee by June 30th, 2026, and commence the exploitation of minerals by the end of 2028.

Wolfsberg Lithium Project

On 2 December 2024, the Wolfsberg Project received the decree from the Carinthian state government with confirmation that an Environmental Impact Assessment (EIA) is not required. The decree stipulates that given the Wolfsberg Project relates to underground mining where the surface area required by the above-ground facilities is less than 10 hectares, that the Wolfsberg Project is not subject to a full-scale environmental approval process as required by law. The decree fast-tracks the transition from exploration into mining operation from the environmental perspective and is an important and critical milestone moving towards operational readiness to become one of the first integrated European producers of battery-grade Lithium monohydrate to BMW in Germany. The Wolfsberg Project has a binding long term supply agreement (LTA) with top tier European auto manufacturer BMW AG for the offtake of battery grade lithium hydroxide (refer ASX Announcement 21 December 2022 and 6 June 2024).

The Wolfsberg Project has completed, with the local energy supplier KELAG, the planning and technical layout of the energy supply corridor from the nearby municipality of Frantschach St Gertraud to the mine and concentrator site at the Weinebene. It is expected to commence building of the energy corridor in H1/2025 (dependant on KELAG) and is considered as the official project start in several stages from exploration towards operational readiness.

The assessment by the EIA authority covered the entire project on the Koralpe, i.e. the planned underground mining, the surface mining facility for the production of a spodumene concentrate, the energy supply lines and necessary clearance, and the refilling of the empty mining chambers with the surplus mining material, as well as an examination of interactions with other projects. The audit was carried out by official experts from the departments of forestry, nature conservation, geology, hydrogeology, waste management, chemistry, process engineering, water ecology and water management as well as torrent and avalanche control. On the basis of this comprehensive case-by-case examination, in which all relevant facts of the EIA Act were taken into account, the EIA authority came to the conclusion that an EIA was not necessary.

We continue to advance discussions for project financing for the Wolfsberg Project, as it approaches a build decision.

Joint Venture with Obeikan Investment Group

On July 9, 2024, we accepted the assignment of EUR’s interest in the Joint Venture with Obeikan. In connection with such assignment, we and Obeikan entered into the Shareholders Agreement related to the Joint Venture. Obeikan has agreed to ratify the Shareholders Agreement to form a joint venture with the Company related to the construction and development of a lithium hydroxide processing plant in the Kingdom of Saudi Arabia to process spodumene concentrate produced from the Wolfsberg Project.

Factors that May Influence Future Results of Operations

Our financial results of operations may not be comparable from period to period due to several factors. Key factors affecting our results of operations are summarized below.

We are an exploration stage mining and development company focusing on the development of the Tanbreez Project which is located in southern Greenland, as well as of our wholly-owned Wolfsberg Project located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna.

We have declared mineral resources on our Wolfsberg Project but we have not yet begun to extract any mineral from the property. The exploration and development of the mineral deposits located at the Wolfsberg Project involves a high degree of financial risk and uncertainty. We have not commenced production in connection with the Wolfsberg Project and, consequently, we do not currently have any operating income or cash flows. Accordingly, we do not currently generate any revenues. Since the acquisition of the Wolfsberg Project in 2011, we have devoted most of our cash resources to the exploration and development of the Wolfsberg Project. As of December 31, 2024 and June 30, 2024, we have spent approximately $34.6 million and $35.2 million, respectively, in connection with our exploration and evaluation activities. For the half year ended December 31, 2024 and December 31, 2023 our cash expenditures were approximately $0.5 million and $0.6 million, respectively, in connection with our exploratory work and our evaluation of the Wolfsberg Project.

We are an exploration stage mining and development company focusing on the development of our recently acquired, and permitted, foundational asset, the Tanbreez Project, located in Southern Greenland, which is approximately 3km west of Narsaq, the Provincial Capital. The regional capital, Qaqortoq, is 20 km to the south and the regional airport of Narsarsuaq is being moved to approximately 12 km south of the license. We have not begun to extract any minerals from the property. The exploration and development of the mineral deposits located at the Tanbreez Project involves a high degree of financial risk and uncertainty. We have not commenced production in connection with the Tanbreez Project and, consequently, we do not currently have any operating income or cash flows. Accordingly, we do not currently generate any revenues. As of December 31, 2024 and June 30, 2024, we have a carrying value of $95.9 million and $5 million, respectively in connection with the acquisition costs and our exploration and evaluation activities. For the half year ended December 31, 2024 and December 31, 2023 our cash expenditures were approximately $0.7 million and $nil, respectively, in connection with our exploratory work and our evaluation of the Tanbreez Project.

Timing of Current Projects and Future Geographic and Product Expansion

Our financial results and liquidity needs vary from quarter-to-quarter or year-to-year depending on the timing of:

●	the engagement of our key consultants and suppliers;

●	the completion of the DFS at the Wolfsberg Project focusing specifically on the mining mine/concentrator operations only;

●	obtaining and renewing the applicable permits with the relevant mining authorities in Austria and Greenland;

●	obtaining project financing and/or other sources of capital for the development of the Wolfsberg Project in Austria and the Tanbreez Project in Greenland;

●	the development and construction of mine and plant at the Wolfsberg Project;

●	the commencement of production at the Wolfsberg Project, which is expected to occur in 2028, subject to the results of the completed DFS;

●	receipt of results following the exploration and drilling program carried out at the Tanbreez Project in Greenland;

●	completion of the geological, geochemical, engineering studies, Environmental Impact assessment and Socio -Economic Studies for Project Tanbreez in Greenland;

●	the development and construction of the mine and processing facilities at the Tanbreez Project in Greenland.

Additionally, we expect both our capital and operating expenditures will increase significantly in connection with our ongoing activities, as we:

●	hire additional personnel;

●	continue to work on the completion of the DFS for the Wolfsberg Project;

●	conduct geological, geochemical, engineering studies, Environmental Impact assessment and Socio -Economic Studies for Project Tanbreez in Greenland;

●	commence exploration activities in Zone 2 of the Wolfsberg Project;

●	commence exploration activities at the Tanbreez Project;

●	enter into financing and project financing arrangements in connection with the development of the Wolfsberg Project and Tanbreez Project; and

●	continue to operate as a public company on the Nasdaq.

Industry Growth

Our financial profile is associated with several secular trends in the mining industry. Demand for our product is, in part, driven by the growth of our underlying end markets and how much capital our customers invest to support their businesses. We are also impacted by the global supply and demand for lithium, rare earths and critical minerals and metals products.

Our ability to generate revenue is sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of consumer products using lithium products, such as electronic vehicles. In December 2022, we entered a long-term Offtake Agreement with BMW, pursuant to which BMW will purchase battery grade lithium hydroxide produced by the Wolfsberg Project. We believe that we are well-positioned at the intersection of key long-term macro trends, however, changes in inflationary pressures, commodity prices, energy costs, changes in legislative environment or global industry trends could result in significant fluctuations towards the path of production.

Market and Economic Conditions

Our business depends on the economic extraction of lithium from the Wolfsberg Project and other critical metals and minerals from our other projects, including the Tanbreez Project, and the sales products to our offtake partners. Many factors related to the economic extraction of lithium, including economic conditions affecting disposable consumer income and ultimate demand for consumer items that rely on the production of lithium products, unemployment levels, fuel prices, interest rates, inflationary pressures, changes in tax rates and tax laws that impact companies or individuals and inflation, can impact our operating results.

Seasonality

The Wolfsberg Project is located in Wolfsberg, Austria. While the seasonal impact is minimal, the timing for the execution of some exploration activities is impacted as a result of the winter conditions experienced in that region.

The Tanbreez Project is located in Southern Greenland. Greenland is often considered “ground zero” for the climate crisis because even small shifts in temperature can have outsize impacts across the entire Arctic region. Logistics, exploration and future mining activities could be largely impacted by severe weather conditions, including but not limited to storms, sea ice movements etc.

At a regional scale the weather in South Greenland is mainly influenced by the North American continent and the North Atlantic Ocean. But the local climate is also heavily influenced by the Greenland Inland Ice. Another key factor is the all year round low sea surface temperature which is causing the South Greenland waters and coasts to be part of the arctic zone with summer temperatures below 10 degree C. Further inland, the weather type is more of a continental type and in South Greenland average summer temperatures can locally exceed the 10 degree threshold, which limit the arctic region. Gale force winds (above 13.8 m/s) are common in South Greenland in particular in winter. Sea ice, originating from glaciers, sometimes enters the fjords and could also have an impact on the operations.

Impact of Inflation

The COVID-19 pandemic and the outbreak of war in the Ukraine and Middle East led to problems in global supply chains which caused supply bottlenecks in many sectors of the economy. The principal factors contributing to the inflationary pressures that have been experienced or will be experienced include but are not limited to Europe’s supply chain for critical materials, such as energy (gas and electricity) and reagents.

We may continue to experience inflationary pressures in the future, particularly after the Wolfsberg Project has commenced production. In order to combat inflation before the Wolfsberg Project begins producing, we may take certain actions such as monitoring operating expenses, limiting headcount, and implementing other measures we deem beneficial to minimize inflationary pressures and avoid unnecessary costs.

Risks Associated with Future Results of Operations

Please refer to the discussion of the Risk Factors in the Company annual report on the form 20-F filed with the Securities and Exchange Commission on October 30, 2024.

Presentation of Financial Information

Our condensed consolidated financial statements for the half year ended December 31, 2024 and our audited financial statements for the year ended June 30, 2024 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Statement of Financial Position

Financial Position as of December 31, 2024, and June 30, 2024

The following table summarizes our consolidated statement of financial position as of December 31, 2024 June 30, 2024. All amounts are shown in U.S. dollars.

	31 December 2024 $	30 June 2024 $
ASSETS
Current Assets
Cash and cash equivalents	149,480	1,259,242
Other receivables	402,664	837,930
Prepaid expenses	-	1,645,180
Total Current Assets	552,144	3,742,352

Non-Current Assets
Restricted cash and other deposits	15,020,046	15,020,679
Property and plant and equipment, net	1,097	853
Deferred exploration and evaluation expenditure	34,619,150	35,213,542
Investment in joint venture	95,769,243	5,000,000
Investment in associate	344,953	343,239
Right of use asset	25,035	30,871
Total Non-Current Assets	145,779,524	55,609,184

TOTAL ASSETS	146,331,668	59,351,536

LIABILITIES
Current Liabilities
Trade and other payables	11,896,646	13,226,525
Provisions	25,111	24,200
Lease liability	10,012	9,842
Funding from related party	6,008,590	4,268,857
Warrants liability	39,758,952	45,907,114
Total Current Liabilities	57,699,311	63,436,538

Non-Current Liabilities
Offtake prepayment	15,000,000	15,000,000
Lease liability	17,951	23,796
Total Non-Current Liabilities	15,017,951	15,023,796

TOTAL LIABILITIES	72,717,262	78,460,334

NET ASSETS	73,614,406	(19,108,798)

EQUITY
Share capital	141,997,899	51,508,320
Unissued Capital	45,734,183	45,734,183
Reserves	56,989,260	40,377,181
Accumulated deficit	(171,106,936)	(156,728,482)

TOTAL EQUITY	73,614,406	(19,108,798)

Assets

Total assets as of December 31, 2024 and June 30, 2024 were $146.3 million and $59.4 million, respectively, comprised primarily of exploration and evaluation in the development of the Wolfsberg Project ($34.6 million), advance payment from BMW received under the off-take agreement ($15.0 million), as well as investment in Tanbreez Mining Greenland A/S ($95.8 million).

Liabilities

Total liabilities as of December 31, 2024 and June 30, 2024 were $72.7 million and $78.5 million, respectively, primarily from the Company’s warrant liabilities ($39.8 million), bank guarantee secured against the advance payment from BMW ($15.0 million) and trade payables arising from the ordinary course of business ($11.9 million).

Equity

Total equity as of December 31, 2024 and June 30, 2024 were $73.6 million and ($19.1 million), respectively, primarily from capital contributions the Company’s parent and third-party investors, foreign currency translation reserve arising on translation from functional currency to presentation currency and retained earnings (results of the operations).

A.	Components of Our Results of Operations

Other income

Our other income includes grants received for European Union projects which ECM Lithium is participating in and interest on BMW funds on deposit.

Foreign exchange

Foreign exchange expenses include exchange differences on translation of foreign operations include the differences between the currency of the primary economic environment in which we operate and the currency presented in our financial statements in accordance with our accounting policy.

Consultants and professional services expenses

Our consultants and professional services expenses include legal fees, investor relations consultants, taxation advisors and company secretarial advisors’ expenses incurred during the period. See note 4 to consolidated financial statements for a description and breakdown of our consultants and professional services expenses.

Travel and entertainment

Our travel and entertainment expenses relate to travel and entertainment expenses incurred by the Company’s management and directors in the performance of their duties on behalf of the Company.

Directors’ fees

Our directors’ fees include compensation to the members of the board of directors of the Company.

Share based compensation

Our share-based compensation relates to the expense of the current period attributable to the Company’s share grants to its directors, executives and senior management.

Compliance and regulatory fees

Our compliance and regulatory fees relate primarily to the fees paid to the SEC in the Business Combination, the Company’s PCAOB audits and costs related to filing public reports and forms with the SEC.

Administrative expenses

Our administrative expenses include membership and subscriptions, seminars and conferences and IT support.

Promotion, IR and PR expenses

Our administrative expenses include promotional expenses, and payments made to the Company’s investor relations and PR consultants and or incurred by the Company related to such activities.

Insurance

Our insurance represents expense primarily related to the director and officers (D&O) insurance program put in place by the Company for its Board of Directors and executives.

Finance costs

Finance costs include impact of the initial recognition of the Company’s warrant liabilities, fees arising from the Company’s agreement with GEM, as well other bank fees, interest expense, interest expense on leased assets and other finance costs. See note 4 to our consolidated financial statements for a description and detailed breakdown of our finance costs.

Depreciation expenses

Depreciation expenses are primarily attributed to office equipment. See note 10 to our consolidated financial statements for a description of our depreciation expenses.

Depreciation expenses — leased asset

Depreciation expenses — leased asset relates to the lease of the office located near the Wolfsberg Project.

Share of net profits of associate

Share of the net profit/(loss) of our 20% interest in the Weinebene and Eastern Alps Lithium Projects during the period.

Merger expenses

Merger expenses relate to expenses associated with the Business Combination. See note 4 to our consolidated financial statements for a description of our merger expenses.

Exploration expenditure expensed

Our exploration expenditures expenses represent costs incurred in for the geological due diligence for the Company’s projects.

Loss on fair value of warrants

Our loss on fair value of warrants includes changes in the fair value of the Company’s liability for the warrants issued to investors and wells as gain arising upon exercise of a portion of such warrants.

Share of net profit/(loss) of JV accounted for using the equity method

Share of the net profit/(loss) of our 42% interest in the Tanbreez Project during the period.

Other expenses

Other expenses consist of smaller expenses not categorized elsewhere and local taxes.

B.	Results of Operations

Comparison of Half Years ended December 31, 2024 and 2023

The following table summarizes our consolidated results of operations for the half year ended December 31, 2024 and 2023. All amounts are shown in U.S. dollars.

	31 December 2024 $	31 December 2023 $	Change $	Change %
Continuing operations
Other income	359,859	540	359,319	66,541%
Foreign exchange	913,268	2,042	911,226	44,624%
Consultants and professional services expenses	(972,010)	(138,613)	(833,397)	601%
Travel and entertainment	(146,805)	-	(146,805)	100%
Directors’ fees	(688,768)	-	(688,768)	100%
Share based payments to directors and management	(17,922,048)	-	(17,922,048)	100%
Compliance and regulatory fees	(389,033)	(40,857)	(348,176)	852%
Administration expenses	(165,589)	(5,786)	(159,803)	2,762%
Promotion, IR and PR expenses	(182,589)	(32,466)	(150,123)	462%
Insurance	(1,345,240)	-	(1,345,240)	100%
Finance costs	157,639	(12,680)	170,319	(1,343%)
Depreciation expense	(871)	(3,442)	2,571	(75%)
Depreciation expense – leased assets	(5,098)	(14,345)	9,247	(64%)
Share of net profits of associate	1,714	-	1,714	100%
Merger expenses	-	(1,594,102)	1,594,102	(100%)
Exploration expenditure expensed	(238,309)	-	(238,309)	100%
Gain on fair value of warrants	6,148,162	-	6,148,162	100%
Share of net profits of JV accounted for using the equity method	100,994	-	100,994	100%
Other expenses	(3,730)	-	(3,730)	100%
Profit/(loss) before income tax	(14,378,454)	(1,839,709)	(12,538,745)	682%
Income tax expense	-	-	0	100%
Profit/(loss) after tax	(14,378,454)	(1,839,709)	(12,538,745)	682%

Other comprehensive income, net of income tax
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(1,640,314)	499,844	(2,140,158)	(428)%
Other comprehensive (loss)/profit for the period, net of income tax	(1,640,314)	499,844	(2,140,158)	(428)%

Total comprehensive (loss)/profit for the period	(16,018,768)	(1,339,865)	(14,678,903)	1,096%

Other Income

Other income increased $359 thousand, or 66,541%, to $360 thousand for the half year ended December 31, 2024 compared to $504 for the half year ended December 31, 2023 as a result of interest received on BMW funds on deposit being received for the half year ended December 31, 2024.

Foreign exchange

Foreign exchange increased $911 thousand, or 44,624%, to a $913 thousand gain for the half year ended December 31, 2024 compared to a $2 thousand gain for the half year ended December 31, 2023 due to fluctuations in the currency exchange markets in the respective periods.

Consultants and professional services expenses

Consultants expenses increased $833 thousand, or 601%, to $972 thousand for the half year ended December 31, 2024 compared to $139 thousand for the half year ended December 31, 2023. The increase relates to engagement of consultants following completion of the business combination transaction.

Travel and Entertainment

Travel and Entertainment was $147 thousand for the half year ended December 31, 2024 and was related to travel and entertainment expenses incurred by the Company’s management and directors in the performance of their duties on behalf of the Company.

Directors Fees

Directors fees was $689 thousand for the half year ended December 31, 2024 and were related to the members of the board of directors of the Company for the services rendered.

Share Based Payments

Share based payments was $17,922 thousand for the half year ended December 31, 2024 and were related to the share grants to the Company’s directors and executives and senior management.

Compliance and Regulatory Fees

Compliance and regulatory fees increased $348 thousand, or 852%, to $389 thousand for the half year ended December 31, 2024 compared to $41 thousand for the half year ended December 31, 2024, and were attributable to the Company’s compliance with the securities laws and regulations in the United States.

Administrative Expenses

Administrative expenses increased $160 thousand, or 2,762%, to $166 thousand for the half year ended December 31, 2024 compared to $6 thousand for the half year ended December 31, 2023.

Promotion, IR, and PR Expenses

Promotion, IR and PR Expenses were $183 thousand for the half year ended December 31, 2024, compared to $32 thousand, or an increase of $150 thousand or 462%, mainly attributable to the costs related to investor relation expenses of the Company.

Insurance

Insurance expenses was $1,345 thousand for the half year ended December 31, 2024 and were related to the to the director and officers (D&O) insurance program put in place by the Company for its Board of Directors and executives.

Finance Costs

Finance costs increased $170 thousand, or 1,343%, to a gain of $158 thousand for the half year ended December 31, 2024 compared to a $13 thousand expense for the half year ended December 31, 2023. The reduction is due to the reversal of accrued interest amount owing on the payable with GEM in recognition of the revised letter agreement entered into with GEM.

Depreciation expenses

Depreciation expenses reduced by $3 thousand, or 75%, to $1 thousand for the half year ended December 31, 2024 compared to $4 thousand for the half year ended December 31, 2023.

Depreciation expenses — leased asset

Depreciation expenses on leased assets reduced by $9 thousand, or 64%, to $5 thousand for the half year ended December 31, 2024 compared to $14 thousand for the half year ended December 31, 2023.

Merger Expenses

Merger expenses were nil for the half year ended December 31, 2024 compared to $1.6 million for the half year ended December 31, 2023.

Exploration expenditure expensed

Exploration expenditure expensed was $238 thousand for the half year ended December 31, 2024 and were related to our shares of expenses relating to the joint venture with OIG group.

Gain on Fair Value of Warrants

Gain on Fair Value of Warrants was $6.1 million for the half year ended December 31, 2024. Gain on Fair Value of Warrants is primarily attributable to change in fair value of warrants accounted for as financial liabilities.

Share of net profits of JV accounted for using the equity method

Share in net profits of joint venture was $101 thousand for the half year ended December 31, 2024 and were related to our shares of profit associated with the Tanbreez Project.

C.	Liquidity and Capital Resources

Sources and Uses of Liquidity

On a historical basis, our principal source of liquidity has been capital contributions from related parties. Our principal uses of cash have been for the exploration and evaluation of the development of the Wolfsberg Project, the Tanbreez Project and the consummation of the Business Combination. As of December 31, 2024 and June 30, 2024, we had approximately $0.1 million and $1.3 million, respectively, of unrestricted cash.

We expect our capital expenditures and working capital requirements to continue to increase materially in the near future as we seek to continue development of the Wolfsberg Project and the Tanbreez Project. Our actual future capital requirements will depend on many factors, including the results of our DFSs and other studies, final investment decision ahead of the development and construction at the Wolfsberg Project, exploration activities in Zone 2 of the Wolfsberg Project and costs associated with maintaining the Wolfsberg Project site. Our near-term capital requirements with respect to the Tanbreez Project, in accordance with the Heads of Agreement, are expected to include, but not be limited to, mineral exploration and various test work, including metallurgical test work, engineering, geological and logistics studies, socio economic, community and environmental impacts assessments, and construction of roads and operational camps and sites. In addition, we have incurred and expect to continue to incur additional costs as a result of operating as a public company.

Substantial doubt exists about our ability to continue as a going concern within one year after the date that the financial statements are available to be issued. We will continue efforts to remedy the conditions or events that raise this substantial doubt, however, as some components of these plans are outside of management’s control, we cannot offer any assurances they will be effectively implemented. We also cannot offer any assurance that any additional financing will be available on acceptable terms or at all. Our consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activities and the realization of assets and the settlement of liabilities in the ordinary course of business. We cannot be sure that any additional financing will be available to us on acceptable terms if at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition could be adversely affected.

On July 4, 2023, we entered into the GEM Agreement, pursuant to which we are entitled to draw down up to $125 million of gross proceeds (“Aggregate Limit”) from GEM Investor in exchange for Ordinary Shares, subject to meeting the terms and conditions of the GEM Agreement. This equity line facility is available for a period of 36 months from the Closing of the Business Combination.

In addition, we are currently engaged in discussions with various parties to seek to mitigate our near-term liquidity needs. For example, we are engaged in discussions with EUR to obtain short-term funding, although EUR is under no obligations to provide such funding, and we may ultimately not agree to the terms of such funding. In addition, we would receive proceeds from the exercise of Warrants to the extent such Warrants are exercised for cash.

We expect that our strategic collaboration with Obeikan to build and operate a hydroxide plant in Saudi Arabia for the Wolfsberg Project will be beneficial to us, as it would reduce our future costs to build and operate a lithium hydroxide plant on our own. In addition, once operational, the hydroxide plant is expected to significantly reduce energy costs and deliver savings in operating expenditures and capital expenditures related to the Wolfsberg Project that would otherwise be borne by us.

We have in the past engaged in, and we will continue to engage in, various discussions with third parties related to additional potential equity investments in us. These investments may take the form of convertible preferred shares, ordinary shares or other equity or debt securities. Any equity securities issued may provide for rights, preferences, or privileges senior to those of holders of our ordinary shares. We may also engage in debt financings. If we raise funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to those of holders of our ordinary shares. The terms of debt securities or borrowings could impose significant restrictions on our operations. The credit market and financial services industry have in the past, and may in the future, experience periods of uncertainty that could impact the availability and cost of equity and debt financing. Our ability to access capital when needed is not assured and, if capital is not available to us when, and in the amounts needed, we could be required to delay, scale back, or abandon some or all of our expansion efforts and other operations, which could materially harm our business, financial condition and results of operations.

Subsequent to the period end, on 21 January 2025, we announced that it had approved a comprehensive bitcoin (BTC) treasury strategy, adopting BTC as a primary asset in its treasury program. As part of the convertible note financing, led by JBA Asset Management, Critical Metals Corp may have access to up to $500 million to purchase BTC subject to the conditions of the Transaction Documents, with $100 million closing in the first tranche (the “Initial Closing”), which may be used to purchase BTC, subject to certain conditions being met. At the Initial Closing, the Company shall issue to the lead investor (i) 1,000,000 ordinary shares of the Company and (ii) warrants to purchase 14,285,714 ordinary shares. The Initial Closing is expected to occur in the second quarter of 2025; however, no assurances can be given that the closing conditions will be met or that the Initial Closing will occur.

Subsequent to the period end, on 7 February 2025, the Company completed a private placement of its ordinary shares resulting in aggregate gross proceeds of approximately US$24.6 million (before expenses). Funding raised will be used in developing plans for both the Tanbreez Project and Wolfsberg Project and for general corporate and working capital purposes. Under the terms of the securities purchase agreement, the Company issued approximately 4.9 million ordinary shares (the “PIPE Shares”) and warrants to purchase ordinary shares (the “PIPE Warrants”), in an amount equal to 100% of the aggregate PIPE Shares, an aggregate offering price of US$5.00 per PIPE Share and PIPE Warrant. The PIPE Warrants have a strike price of US$7.00 and an expiry date of 4-years from Issue Date. The shares sold in the private placement are subject to resale registration rights.

Contractual and Other Obligations

Commitments

Wolfsberg Lithium Project

The DFS is currently work in progress due to the substantial changes of the lithium products prices, increased planned production volumes of lithium hydroxide and plans to build and operate the plant in the Kingdom of Saudi Arabia as a part of newly formed joint venture with Obeikan. Additional studies for the costs optimization of are expected to be completed in the near future. Future capital requirements for the development and construction of the Wolfsberg Project are dependent on a number of factors as outlined above and are expected to be financed primarily through a project financing arrangement in the future.

Tanbreez Project

The Company currently has a 42% equity interest in the Tanbreez Project. If we invest $10 million in exploration expense in Tanbreez within two years from the date of the Heads of Agreement, we will have the option to acquire the Stage 2 Interest by issuing additional ordinary shares to Rimbal with a value equal to $116 million at such time. The closing of the Stage 2 Interest is subject to other customary closing conditions, including additional governmental approvals by the Greenland government. There is no guarantee that the acquisition of the Stage 2 Interest will occur.

Related Party Capital Contributions

Prior to the Business Combination, ELAT and certain of its subsidiaries have received financing from our parent company, European Lithium Limited. As of June 30, 2024 we and certain of our subsidiaries have received capital contributions with a balance of $45.7 million.

Following completion of the merger transaction, EUR has continued to provide financial support to the Company. As at 31 December 2024, the amount owing was $6,008,590 (30 June 2024: $4,268,857).

Cash Flows

The following table summarizes our cash flows for the periods presented.

	31 December 2024 $	31 December 2023 $
Cash flows from operating activities
Payments to suppliers and employees	(2,393,004)	(893,167)
Proceeds from related party borrowings	-	143,267
Finance costs	-	(4,643)
Grants received	98,246	540
VAT refund received/(paid)	(11,091)	(48,729)
Interest received	4,070	-
Business combination expenses	(287,107)	-
Net cash (used in) operating activities	(2,588,886)	(802,732)

Cash flows from investing activities
Payments for exploration and evaluation	(504,204)	(574,406)
Payment for property, plant and equipment	(1,107)	-
Investment in joint venture	(668,249)	-
Investment in Obeikan joint venture	(159,685)	-
Net cash (used in) investing activities	(1,333,245)	(574,406)

Cash flows from financing activities
Cash from the issue of shares upon the exercise of warrants	709,251	-
Proceeds from capital contributions	1,737,438	1,463,697
Repayment of lease liability	(6,486)	(24,199)
Net cash provided by financing activities	2,440,203	1,439,498

Net increase/(decrease) in cash and cash equivalents	(1,481,928)	62,360
Cash and cash equivalents at beginning of period	1,259,242	137,451
Effects on exchange rate fluctuations on cash held	372,166	1,920
Cash and cash equivalents at end of period	149,480	201,731

Cash Flows from Operating Activities

During the half years ended December 31, 2024 and 2023, we incurred net cash outflows of $2.6 million and $0.8 million, respectively mainly attributable to the increased payments to suppliers.

Cash Flows from Investing Activities

Our net cash from investing activities for the half year ended December 31, 2024 and 2023 was $1.3 million and $0.6 million, respectively, primarily in the payments for exploration and evaluation in the development of the Wolfsberg Project, payments towards the Tanbreez Project and contribution to the joint venture with Obeikan.

Cash Flows from Financing Activities

Net cash provided by financing activities during the half years ended December 31, 2024 and 2023 was $2.4 million and $1.4 million, respectively, primarily from capital contributions from related parties and proceeds receipt upon the exercise of warrants.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our consolidated financial statements for the six-month periods ended December 31, 2024, and 2023, we and the auditors identified the following six material weaknesses in our internal control over financial reporting, which remained not remediated since previous periods:

●	The Company did not maintain a sufficient complement of personnel and lack of to permit the segregation of duties among personnel with access to the Company’s accounting and information systems and controls.

●	As a result of the lack of personnel, the Company lacks the controls needed to assure that the accounting for its related party transactions is accurate and complete.

●	The Company lacks the controls needed to assure that the accounting for its accounts payable and accrued expenses is accurate and complete.

●	The Company lacks the controls needed to perform an adequate review to the income tax provision and to assure the complete disclosures in the financial statements’ footnotes.

●	The Company lacks the controls needed for the proper accounting for complex financial instruments.

●	The Company does not maintain an adequate cybersecurity program to help prevent, detect and respond to risks such as financial loss, or loss of financial data, damage or disruption to operations, susceptibility to a repeated attack, and overall failure of information technology systems.

We aim to take certain measures to remediate these material weaknesses by setting up controls and systems to address items noted above, although no assurance can be given as to whether these steps will be sufficient. These material weaknesses may not be timely remediated and general reputational harm could result or persist, which could affect our business, operations and financial condition. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in the financial statements, which could require us to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our ordinary shares.”

Except as disclosed above, there were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the periods covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.